Mail Stop 3561

December 18, 2006

Mr. Thomas E. Bergmann
Chief Financial Officer
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

>   **Re: Harley-Davidson, Inc.**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 3, 2006**
>   **File No. 001-09183**

Dear Mr. Bergmann:

We have reviewed your response letter dated December 6, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Consolidated Statements of Cash Flows, page 54

1. We note from your response to our prior comment 7 that the overall impact of the reclassifications was not material to the 2004 or 2003 financial statements included in the 2005 Form 10-K. However, it appears from the amounts included in your response that the reclassification materially affected cash from operations in 2004 and 2003. Therefore we believe that this change should be treated as a correction of an error rather than a reclassification and should be presented as a restatement of your financial statements. Please revise your filing to present the changes made to the classification of retail finance receivables as a correction of an error and include the disclosures set forth by APB 20.

Form 10-Q for the quarter ended June 25, 2006

Management's Discussion and Analysis

2. We note from your response to our prior comment 11 that for options granted prior to the adoption of SFAS No. 123(R) you have recognized and will continue to recognize the cost of the grant over the four-year vesting period and for options granted subsequent to the adoption of SFAS No. 123(R) you recognize the full cost of the grant on the date of grant. Please revise future filings to disclose the impact of this change in policy, to the extent the amounts are material, so that investors can compare results of operations pre and post adoption of SFAS 123(R).

****

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief